Issuer Free Writing Prospectus dated August 25, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated August 21, 2025

Registration No. 333-287861

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares (“Ordinary Shares”) of GIFTS INTERNATIONAL HOLDINGS LIMITED (“we,” “us,” or ’our’) and should be read together with the Registration Statement we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/2032274/00012139002fi052213/ea02118S7 - 12.htm The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or our underwriter will arrange to send you the prospectus if you contact: Our Underwriter: R.F. Lafferty & Co., Inc. Amanda Hackel <AHackeI@rfIafferty.com> Vice President - Investment Banking , R. F. Lafferty & Co., Inc. 40 Wall Street, 29th Floor, New York, NY 10005 Our company's investor relations: HBK Strategy Limited, Katy Chan HBK Strategy Limited Room 1709, Harcourt House, 39 Gloucester Road, Wan Chai, Hong Kong

Forward Looking Statements This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward - looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward - looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward — looking statements include, but are not limited to: our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals; current and future economic and political conditions; our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of; our expectations regarding our client base; competition in our industry; relevant government policies and regulations relating to our industry; our capital requirements and our ability to raise any additional financing which we may require; overall industry and market performance; and other assumptions described in this prospectus underlying or relating to any forward — looking statements. We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under "Risk Factors." We base our forward - looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may and are likely to differ materially from what is expressed, implied or forecast by our forward - looking statements. Accordingly, you should be careful about relying on any forward - looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Issuer Offering type Proposed listing/symbol Shares offered Shares issued and outstanding prior to this offering Shares issued and outstanding after this offering Initial public offering priœ Underwriter Option to purchase additional shares Lock - Up Offering Summary GIFTS INTERNATIONAL HOLDINGS LIMITED Initial Public Offering Nasdaq Capital Market 1,500,000 Class A Ordinary Shares by us (or 1,725,OOO Class A Ordinary Shares by us if the underwriters exercise their option to purchase additional Shares in full). 10,051,500 Class A Ordinary Shares and 8,248,500 Class B Ordinary Shares 11,551,SOO Class A Ordinary Shares (or 11,776,SOO Class A Ordinary Shares if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full) and 8,248,SOO Class B Ordinary Shares. $4.00 per Class A Ordinary Share R.F. Lafferty & Co., Inc. We have granted the underwriters an option to purchase up to 225,000 additional Class A Ordinary Shares from us within 45 days of the date of this prospectus. We, each of our directors, officers and 5% or greater shareholders agree not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of twelve months from the closing of this offering, with respect to us, and six months from the date of this prospectus, with respect to our officers, directors and 5% or greater shareholders, See "Shares Eligible for Future Sale" and "Underwriting" for more information.

Use of proceeds Listing Transfer agent W e estimate that we will receive net proceeds from this offering of approximately $ 3 . 7 million, or approximately $ 4 . 5 million if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full, based on an assumed initial public offering price of $ 4 . 00 per Class A Ordinary Share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us . We intend to use the net proceeds from this offering as follows : • approximately 259s for marketing and customer acquisition, including brand awareness campaigns, customer loyalty programs and international expansion; • approximately 259s for development of technology and platform enhancement artificial intelligence, including marketing system to enhance marketing efficiency and platform scalability; • approximately 209s for expansion of our produit portfolio and inventory management/optimization; • approximately 209s for operational scaling and expansion, including fulfillment centers, talent acquisitions and sustainability initiatives; and • remaining amount for general administration and working capital. See "Use of Proœeds" for additional information. We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol "GINT" . The closing of this offering is conditioned upon Nasdaq Capital Market's final approval of our listing application. VStock Transfer, LLC. The transfer agent and registrar's address is 18 Lafayette Place, Woodmere, New York 11598

CO N T E N TS 1. Company Overview 2. Our Products, Services and Clients 3. Financial Highlights 4. Future Development Plans G ive.Gift. Boutique. Florist &Gift Shop - you shop, we deliver! t verview www.givegift.co m. h k G i ve. G ift. Bo u II que. FI orîst t‹G i ft Shep • you

About Gifts International

- Gifts International Holdings Limited ("Gifts International") was incorporated in British Virgin Islands on April 16, 2024.

- The Company is a leading provider in Hong Kong's high-value corporate gifting industry. Operating under the "GiveGiftBoutique" brand, the company offers one-stop B2B tailored gift solutions with custom proposals, as well as predesigned gifts through its eCommerce website.

- Its diverse product line caters to both B2B and B2C markets, including branded gift hampers, VIP box sets, floral and fruit baskets, and seasonal gifts, serving various occasions across Hong Kong, Macau, and the southern part of the People's Republic of China (PRC).



Wine & Food Hamper
www.givegift.com.hk

www.givegift.com.hk

, Services lients www.givegift.co m. h k G i ve. G ift. Bo u II que. FI orîst t‹G i ft Shep • you

0 U R ? R 0 D U f T i Both corporate and individual customers use our gifting services to express gratitude, build rapport, celebrate milestones, and foster connections. As a leading gifting service provider in Hong Kong, we offer various products for different occasions such as festivals, anniversaries, trade shows, and employee programs. Besides our pre - des ig ned rang e, we wor k c losely with customers an d sup pliers to c reate customized products that ensure maximum impact. Grand Opening Flower Bouquets Orchids Flowar in Vase Floral Decor Box Flower Swammski, - • 'y New Year Gilt Flower n Mailable |t' Relax, Spa 8 Gfadoation Preserved A¢£999Ofl68 ' ’’ a: I , s Hamper Gills ^ Lifestyle FIowefTQddy Flower Fresh Fruit Baskets Gourmet Gift Hampere Dragon Boat F eetival GiA Mid Autumn Hamper 1 New Born Baby . Gift CMH Wk Soon Chinese Style, Dried Seafood Lefs Pertyl New Home Gift CNY GiR * Hamper Day Panineula Mooncake e Aluminum Mid Autumn Father's Day Bespoke Birthday Gift 1, 365 Funeral Flower Balloons Hamper 2 Gift Corporate Gift Sets Wine n Champagne Teddy Bear Pluah Doll Chocolate Gourmet It! I*

12 Dimensions of Capabilities

We offer a diverse and extensive selection of over 1,000 customizable options and features, categorized across the following 12 dimensions of capabilities* :

01 02 03 04 05 06

Customized IT Portal



Program-Specific Web Forms Written for Clients' Order Management Needs

Social Responsibilities


ESG

ESG Certificate, Products from Underprivileged & Fair Trade, Aiding Charity Groups

Specialized Containers



300+ Metallic Crates, Leather Hampers and Cabinet Baskets

Dedicated Customer Service



New Hotline to Support Formal SLA

White-Glove Logistics



Beyond Typical Courier Multi-Model Delivery Service

Eco-Packing Materials


FSC
rPET
BOPP

FSC Paper, RPET Containers and BOPP Degradable Film

Company Branding



Hot Stamping Ribbon with Logo, Customized Greeting Card, Embroidery

Global Gourmets



Numerous Wine and Gourmet Food Suppliers

Trophies and Memorabilia



Pennants, Sliver Plates, Custom Souvenirs

07 08 09 10 11 12

Electronic Components



LED Lights, Music Modules, Sense Motor, 3D Mode Screen

Prints Designs



UV Stamping, Embossing, Laser Engraving

Fresh Flowers and Fruits



Numerous Fresh Flower and Fruit Suppliers

* Each of the above 12 dimensions has from a few to dozens, to hundreds of customizable options and features.

BOUTIQUE
Give.Gift.
HK FLORIST & GIFT SHOP

01 Seasonal Gifting
Christmas, New Year Festival, Mid-Autumn Festival, etc.

02 Client Life Cycle Events
birthday, newborn, marriage, graduation, housewarming, funeral

03 Thank you/Closed deals
finance/real estate/auto/professional service/contractors

04 Corporate Milestones
IPOs/mergers & acquisitions, grand openings of offices or stores, project milestones

05 Corporate Events
annual dinners, trade shows, conferences, awards, announcements, product launch

06 Client Loyalty Programs
memberships, rewards schemes, points redemptions

07 Employee Benefits Programs
welcome gifts, performance recognition, promotion, retirement

08 Marketing and Sales
referrals/leads generation/channels, media campaigns, public relations

09 NGO and Trade Association
elections, political (observing laws), charity donors, sponsors, inauguration

10 Client Liaison
visitation gift, just-met gift, appreciation gift

Our Clients

BOUTIQUE Give.Gift. HK FLORIST & GIFT SHOP

1 *Our clients include **major banks**, trusting us to provide premium corporate gifts for their special events and customer appreciation programs.*

2 ***Retail brands** entrust us to provide unique and high-quality gifts for their promotional events and customer loyalty programs.*

3 ***Insurance companies** rely on us to create customized gift sets for their corporate events and employee recognition programs.*

4 ***Media and advertising** companies choose us for our creative gift solutions for their marketing campaigns and special occasions.*

5 *We serve **hotels** with luxury gift options for their guest amenities and special seasonal gift packages.*

6 ***Real estate groups** and **Schools** are also among our clients, benefiting from our tailored gift options for their various gifting needs.*







HSBC Life

standard chartered

www.givegift.com.hk

ighlights www.givegift.co m. h k G i ve. G ift. Bo u II que. FI or îst t‹G i ft Shep • you

2025 2025 2024 ASSETS $ 289,207 $ 2,250,003 $ 8,604,416 Current assets: Cash arid cash equivalents 1,081,105 8,410,889 1,155,650 Accounts receivable, net 282,968 2,201,465 2,136,639 Inventories, net 142,557 1,109,083 165,505 Amount due from a shareholder 330,338 2,569,995 667,537 Deposit, prepayinents and other receivables 2,126,175 I 6,541,435 12,729,747 Total current assets Non - current assets: 730,927 Deferred offering cost 63,928 497,350 166,675 Plant and equipment, net 252,568 1,964,956 432,980 Right - of use assets, net 22,879 178,000 Rental deposit 1,070,302 8,326,842 599,655 Total non - current assets $ 3,196,477 $ 24,868,277 13,329,402 TOTAL ASSETS Gifts International Hold ings Limited And Subsidiaries As of March 31,

2025 2025 2024 USD LIABILITIES AND SHARE HO L DERS* EQE ITY Current liabilities: 613,3 67 S 4,77 I ,935 S 576, 134 $ Accounts payable 213, 15 S 1,6 58,3 2 B 438,699 Acciued liabilities and other payables 743,087 5,78 I , 145 7,307,453 Bank borrou.angv 36,335 282,683 159,957 Deferred revenue 247,375 1,924,553 442,878 Lease liabilitic v, current 235,219 1,829,984 733,707 Income tax payable 2,08g,538 I 5,248,629 9,558,838 Total current liabilities Long•tcrrn liabilitic v: S9,926 466,213 Lease liabilities 13,08 9 101,831 62,49s Other long•tcrm liabilities 73,0 1 S 568,044 62,495 Total long•term liabilities 2,161,553 1 6,816,673 9,721,333 TOTAL LIABILITIES Gifts International Hold ings Limited And Subsidiaries S harcholdcrs’ equity: Ordinary shares, no par value, 16S,0B0,00B,000 shares authorized Class A Ordinary Share v, no par val uc, 164,700,000,000 share v authorized, 10,0 51,500 sharcv issued and outstanding as o I March 3 1, 2025 and 2024* Class B Ordinary S hares, no par value, 300,000,000 shares authorized, 8,248,500 shares issued and outstanding as of March 31, 2025 and 2024* Retained earnings Total shareholders ' equity TO7AL LIABILITIES AND SHAREHO LDERS’ EQE ITY 16 3,608,0S3 3,608,069 13,329,402 S As of Marcb 31, 16 8,05 I ,588 8,05 I ,604 24,868,277 4 I ,034,922 I ,034,924 3, I 96,477

Gifts International Holdings Limited And Subsidiaries

Consolidated And Combined Statements Of Operations

	Years ended March 31,		
	2024	2025	2025
	HKD	HKD	USD
Revenues, net			
Revenue from third parties	$ 81,553,365	$ 91,824,956	$ 11,802,845
Cost of revenue:			
From third parties	(49,528,420)	(59,458,177)	(7,642,538)
From related party	(1,070,858)	(718,276)	(92,325)
	(50,599,278)	(60,176,453)	(7,734,863)
Gross profit	30,954,087	31,648,503	4,067,982
Operating expenses:			
Shipping and handling costs	(4,550,399)	(4,395,672)	(565,004)
Sales and marketing costs	(8,434,263)	(6,686,768)	(859,493)
Technology and development costs	(600,000)	(720,000)	(92,546)
Personnel and benefit costs	(6,641,569)	(6,885,408)	(885,025)
General and administrative costs	(3,202,756)	(5,694,383)	(731,935)
Total operating expenses	(23,428,987)	(24,381,231)	(3,143,003)
Income from operations	7,525,100	7,266,272	933,979
Other (expense) income:			
Interest income	30,454	14,391	1,850
Interest expense	(214,148)	(276,049)	(35,482)
Sundry income	2,130	35,198	4,524
Total other expenses, net	(181,564)	(226,460)	(29,108)
Income before income taxes	7,343,536	7,039,812	904,871
Income tax expense	(1,041,963)	(1,096,277)	(140,911)
NET INCOME	$ 6,301,573	$ 5,943,535	$ 763,960
Weighted average number of ordinary shares:			
Basic and diluted *	18,300,000	18,300,000	18,300,000
EARNINGS PER SHARE – BASIC AND DILUTED	$ 0.34	$ 0.32	$ 0.04

Gifts International Holdings Limited And Subsidiaries Consolidated And Combined Staiemenis Of Changes In Shareholders ’ Equiiy Balance as of March 3 I, 2023 Net income for the year Dividend declared and distributed Balance as of March 31, 2024 Net income for the year Dividend declared and distributed Balance as of March 31, 202S Balance as of March 3 1, 202S (USD) No. of 0,0SJ ,500 S 16 16 16 8,248.S00 2 8,248.S00 $ — $ 1,034.922 No. of C \ aae B 8,248,500 $ 8,248,S00 $ — $ — 1,406,480 6,30l,S 73 $ (*,100,000 ) $ 3,6O%,069 5,943,53S (1,500,000) 8.051,604 — {4, 100,000 ) — $ 3,608,053 5,943,S35 (1,500,000) $ — $ 8,051.S 88 $ I .034,924 ,406,496 6,301,573

J025 2025 2ii24 bBD HKD HKD Cash floWs froui operating activities: 7S3,950 S $ 5,943,535 $ 6,30 1,573 Net income Adjustments to reconcile net income to net cash provided by operating activities 1 1,063 86,05S Allowance for expected credit lo vscs 5,056 39,336 62,495 Defined benefit costs 18,789 146, 175 65,718 Depreciation o I plant and equipment 2 14,983 1,672,543 1,065,61 8 Non•cash lease expense ) (943,625) {7,34 I ,305 j (535,208) (8,332) (64,826) (782,957) (257,414) (2,0 80,458 284,380 Dcpo vits, prcpaymcnts and other rcccis•ablcs 539,3 13 4,195,802 ) (575,3 1 7 Accounts payable 1,2 19,629 58,1 69 Accrued liabilities and other payables 15,77 5 122,726 ) (135,3 S6 Deferred revenue ) (195838) ( 1,523,600 j (1,068,000 Leave liabilities 140,911 1,096,27 7 639,660 tncome tax payable 451,405 3,S 11,900 5,280,77 5 Net cash provided by operating activities Gifts International Hold ings Limited And Subsidiaries Yea re ended 84arch 31,

Cash flows from ínvesting activíties: ) (14,8S2 ) (1 15,5 S3 ) (73,996 Purchase of plant and equipment i ( 14,8S2 ) ( 1 15,5S3 ) (73,99ó Net cash uvcd in ins•c vting actii'itics Cash flows fro m rüi aüciüg actívities: 2,470,000 Proceeds from bank borrowings (196, I87 j ) { 1,526,318 ) { 1,520,50d 353, I65 Rcpa}rmcnt to bank borzox*ings AóvaziceB from a relateó party { 12, 124 y ) (94,328 Repayment of financ ial lease ob 1 igation (314,088) ) (2,443,578) (3,719,789 Repayment to a shareholder (730,927) ) (S,686,536 Pzyrncnts ondcfcncdoffcúngcosts (1,253,326) ) (9,750,760) (2,4 17,130 Nelcnheo inúnaningetivilie ) (816,773) (6,354,413 2,789,649 Net c hange in casb and cas h equivalent 1, 105,980 8,604,416 5,814,76 7 BEGINNIhG OF YEAR 289,207 4 2,250,003 $ 8,604,416 S EN0 OF VEAR SUPP LEM ENTAL CASH F LOW INFO RMA7IOh: $ 402,303 $ Cash paid for incomc taxc v 28,434 $ 221,213 S 187,683 S Cash paid for interest No n•casb investing and fi nancing activities: 193,805 S 1,500,000 $ 4,100,000 Final dividends to the shareholder offset with amount due from the shareholder 46440 36I ,297 Right•of•use assets obtained in exchange of finance lease obligations Gifts International Hold ings Limited And Su bsidiaries 2ii24 HKD Yea rs ended 84arch 31, 2025 HKD J025 bBD ment Plans www.givegift.co m. h k G i ve. G ift. Bo u II que. FI orîst t‹G i ft Shep • you

Pursuing collaborations with famous brands We are pursuing collaborations with renowned brands and global institutions for the sourcing of premium products . In 2024 , we launched The Kiss series of gift boxes, created in collaboration with Belvedere Museum in Vienna . This exclusive series was ins pired by Austrian painter Gustav Klimt’ s iconic painting named The Kiss . By continuously expanding our network of collaborations and partnerships with prestigious brands and global premium product suppliers, we will further elevate our produ ct portfolio, offering our customers with an unparalleled selection of unique and exclusive gift sets .

GIVE GIFT BOUTIQUE VIP
尊貴客戶精選禮
輕鬆體驗禮品訂製服務
FRUIT BASKET GIFTS
NEW BORN GIFTS
VIP精花藝禮品

VIP WEBSITE

We are set to launch a VIP website, offering social-media-ready gifts aligned with B2C trends. The platform integrates backend tools for loyalty programs, employee benefits, and cross-campaign collaborations. Designed for adaptability in global markets, it supports future expansion. Strategic scaling aims to build partnerships, capture markets, and strengthen global corporate gifting leadership.

Expanding into South East Asia and the U.S. Market Key Highlights Give Gift Boutique aims to penetrate South East Asia and the lucrative U.S. gifting market. This presents an exciting opportunity for GiveGift to bring their expertise and exceptional gifting solutions to a broader audience. .I -

BOUTIQUE Trusted Corporate Gifting Partner July 2025